NEWS RELEASE

Lithium Argentina Reports 2025 Annual General

Meeting Results

June 20, 2025 - Zug, Switzerland: Lithium Argentina AG ("Lithium Argentina" or the "Company") (TSX: LAR) (NYSE: LAR) is pleased to announce the results from its annual general  meeting held on June 19, 2025 (the "Meeting"). The Meeting saw representation of 32.34% of the total shares outstanding being voted.

At the Meeting, the eight director nominees listed in the Company's management information circular dated May 9, 2025 (the "Circular") were also re-elected as directors to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below:

Director Nominees	Votes For	Votes Against	Abstain
John Kanellitsas	51,213,457( 97.79%)	1,005,932 ( 1.92%)	154,005 (0.29%)
Sam Pigott	51,481,661 ( 98.30%)	686,057 ( 1.31%)	205,676 (0.39%)
George Ireland	50,552,823 ( 96.52%)	1,611,328 ( 3.08%)	209,243 (0.40%)
Diego Lopez Casanello	51,514,685 ( 98.36%)	651,271 ( 1.24%)	207,438 (0.40%)
Robert Doyle	50,351,697 96.14%)	1,808,938 3.45%)	212,759 (0.41%)
Franco Mignacco	51,500,081 ( 98.33%)	666,338 ( 1.27%)	206,975 (0.40%)
Monica Moretto	51,582,316 ( 98.49%)	629,786 ( 1.20%)	161,292 (0.31%)
Calum Morrison	48,776,426 ( 93.13%)	3,401,765 ( 6.50%)	195,203 (0.37%)

In addition to the election of directors, shareholders also: (1) approved the consolidated financial statements of the Company for the year ended December 31, 2024, together with the report of the auditor thereon; (2) approved an increase and amendment to the capital band, as included in the Company's Articles of Association; (3) approved an increase and amendment to the conditional capital for financing purposes, as included in the Company's Articles of Association; (4) re-elect John Kanellitsas as Executive Chair of the Board of Directors of the Company for a term extending until completion of the next annual general meeting; (5) re-elected Calum Morrison, George Ireland and Robert Doyle as the three members of the Governance, Nomination, Compensation and Leadership Committee, each for a term extending until completion of the next annual general meeting; (6) appointed for the financial year 2025, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company; (7) elected for the financial year 2025, PricewaterhouseCoopers AG, as Swiss statutory auditor; (8) approved a non-binding advisory resolution on the Company's executive compensation; (9) approved a non-binding advisory resolution on the Company's executive compensation; (10) approved the compensation of the Board of Directors for the period until the next annual general meeting; (11) approved the compensation of the executive management team for the financial year 2026 under Swiss law; and (12) elected Anwaltskanzlei Keller AG as the Swiss statutory independent voting rights representative for a term extending until completion of the next annual general meeting. The details of the proposals are more particularly described in the Circular which available is on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) and posted to the Investors section of the Company's website at www.lithium-argentina.com.

Earnings Release:

2025 General Meeting Results

NEWS RELEASE

Lithium Argentina Reports 2025 Annual General

Meeting Results

Final voting results on all matters voted on at the Meeting will be reported in the Company's Report of Voting Results to be filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) and posted to the Investors section of the Company's website at www.lithium-argentina.com.

Earnings Release:

2025 General Meeting Results

ABOUT LITHIUM ARGENTINA

The Company, in partnership with Ganfeng, operates the Cauchari-Olaroz lithium brine operation in Argentina and is advancing additional lithium resources in the region. Lithium Argentina currently trades on the TSX and on the NYSE under the ticker LAR.

For further information contact:

Investor Relations

Telephone: +1 778-653-8092

Email: kelly.obrien@lithium-argentina.com

Website: www.lithium-argentina.com

Earnings Release:

2025 General Meeting Results